UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☑        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No:☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No:☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No:☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33 3 0015258 0 Publicly-Held Company	BRASIL TELECOM S.A Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 3330029520-8 Publicly-Held Company

14 BRASIL TELECOM CELULAR S/A	TNL PCS S/A
Corporate Taxpayers’ Registry (CNPJ) No. 05.423.963/0001-11 Board of Trade (NIRE) No. 53 3 0000698-9	Corporate Taxpayers’ Registry (CNPJ) No. 04.164.616/0001-59 Board of Trade (NIRE) No. 3330026725-5

NOTICE TO THE MARKET

Telemar Norte Leste S.A, Brasil Telecom S.A, TNL PCS S.A and 14 Brasil Telecom Celular S.A, hereinafter referred to collectively as the “Companies”, inform their shareholders and the market in general that they have entered into a revolving line of credit facility (“Revolver Credit Facility”) in the amount of U.S.$1 billion for a term of 5 years at a cost of Libor + 0.90% per annum, together with a sindicate composed of 9 global commercial banks, led by Bank of America N.A Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc, RBS Securities Inc and Citibank N.A. The following banks also participated in the syndicate in different capacities: Tokio Mitsubishi UFJ, Barclays PLC, Deutsche Bank AG, Morgan Stanley N.A e Sumitomo Mitsui.

The transaction was structured in a manner such that the Companies may utilize the line of credit at any time during the five-year tenor of the contract.

This transaction creates a significant liquidity cushion, strengthening the capital structure and credit profile of the group, in addition to allowing for greater credit management efficiency.

Rio de Janeiro, November 1, 2011

Alex Waldemar Zornig

Investor Relations Officer of Telemar Norte Leste S.A and Brasil Telecom S.A, Chief Financial Officer of 14 Brasil Telecom S.A and Officer without specific designation of TNL PCS S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer